China SXT Pharmaceuticals, Inc.

178 Taidong Rd North, Taizhou

Jiangsu, China

May 7, 2018

VIA EDGAR

Chris Edward

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	China SXT Pharmaceuticals, Inc. Amendment No. 5 to Registration Statement on Form F-1
Filed May 7, 2018
File No. 333-221899

Dear Mr. Edward:

China SXT Pharmaceuticals, Inc. (the “Company”, “SXT,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 20, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously filed on April 20, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 5.

Amendment No. 4 to Form F-1

Overview, page 1

1. Please revise the first paragraph of this section on page 1 to include the disclosure added to page 59 that your research and development did not change the medical effects of available generic products in any significant way.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 1, 46 and 47.

I. Organization and Principal Activities

Restructuring and Share Issuance, page F-7

2. We have reviewed your response to prior comment 35 from our letter dated December 30, 2017. Please address the following:

• On page 6 of your F-1/A you indicate that the company was founded in 2005. Tell us why you consider the 20 million shares issued in July and October of 2017 to be founders shares considering they were issued twelve years after the date of the company's founding.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 6, page 39 and page 47, to clarify that Taizhou Suxuantang, the Company’s VIE operating entity, was founded in 2005. It is currently owned by Ziqun Zhou, Di Zhou and Feng Zhou Management Limited, who together hold 100% shares of Taizhou Suxuantang (“Suxuantang Shareholders”). The Company, the BVI holding company, was incorporated on July 4, 2017. The 20 million founder shares of the Company are inducement for the Suxuantang Shareholders to enter into the VIE Agreements.

• For each share issuance comprising the total 20 million shares, as listed on page 100, tell us the specific reason(s) the shares were issued; and

Response: In response to the Staff’s comments, we have included the specific reason(s) of the issuance on page 70 and page 100.

• Bridge the gap between the .01 purchase price of the 20 million founders shares and your proposed $4 per share offering price (i.e. describe the specific events that support the increase in share price).

Response: We have revised the disclosure on page 70 and page 100 to clarify the consideration for issuance of the 20 million founder shares are the Taizhou Suxuantang Shareholders’ willingness to enter into the VIE Agreements. Prior to commencement of the IPO process, the then expected enterprise value of Taizhou Suxuantang was approximately $60 million which was based on the estimated earnings for the next three years ($4 million)and earnings multiple of comparable companies(around 15 times). The issuance of the 20 million founders shares is reflective of such enterprise value based on a per share purchase price of $3.00. The $4.00 offering price is based on arms-length negotiation by and between the Company and the underwriters based on the current valuation of the Company.

General

3. Please revise footnote 3 to the fee table on the cover page of the registration statement to remove the statement that the 375,000 Ordinary Shares subject to the underwriter's oversubscription option are covered by Rule 416. Rule 416 does not apply to shares issuable upon the exercise of an over-subscription option.

Response: In response to the Staff’s comment, we have revised the fee table accordingly.

4. Please file a signed and dated legal opinion. We note that Exhibit 5.1 filed with this amendment appears to be a draft that contains blanks and is not signed or dated.

Response: In response to the Staff’s comment, the Company included the signed and dated legal opinion in Exhibit 5.1.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Feng Zhou
Feng Zhou CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC